9-8

04045259

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Australian Gas Light Co.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4797 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/4/04

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

ARLS
6-30-04

31 August 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO 82-4797

Please find enclosed information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9922 8644.

Yours faithfully

L J Fisk
Group Manager Corporate Services
& Company Secretary

AGL

ASX advice

31 August, 2004

Change of Continuous Disclosure Officer for AGL

The Australian Gas Light Company (AGL) today advised that with the retirement of Mr Les Fisk, Company Secretary of AGL, Ms Jane McAloon will assume the responsibilities of the Continuous Disclosure Officer with the ASX.

Ms McAloon's telephone contact details are as follows:

Direct :	(02) 9921 2349
Mobile:	0419 447 384
Email:	jmcaloon@agl.com.au

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

AGL

media release

August 23, 2004

AGL proposal to deliver price stability

AGL has today submitted a price path proposal that will deliver stability to standing electricity prices in South Australia and provide greater pricing certainty for customers over the next 3.5 years from January 2005.

In a submission to the Essential Services Commission of South Australia (ESCOSA), AGL has proposed a price path that will limit average standing electricity price changes to a level consistent with the cost of living.

For the first 18 months commencing January 1 2005, AGL has proposed electricity price adjustments totalling 3.8 per cent followed by price changes in line with CPI* for the two subsequent years.

In determining its price path proposal, AGL is participating in the State Government-established review process with ESCOSA. This involves a thorough and transparent review by ESCOSA of AGL's actual wholesale and operating costs.

"AGL believes this price path proposal will help strike the appropriate balance between protecting consumer interests and ensuring a viable electricity industry is maintained in South Australia," General Manager AGL SA, Sandy Canale said.

The new price path means electricity prices will be set for the next 3.5 years, removing the requirement for an annual review of AGL's standing contracts.

AGL's proposed price path is based on no change in network prices during the period of the agreement - any changes in network prices, resulting from the current regulatory review, will be passed through to customers.

Network charges currently compose around 48 per cent of the average residential customer's total electricity bill.

***CPI is the abbreviated term for the Consumer Price Index which is a measurement used to determine changes in living costs. (Current annual CPI for the eight Capital cities is 2.5%).**

The Australian Gas Light Company
ABN 95 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: jmcaloon@agl.com.au
www.aglinvestor.com

Proposed Price Path

Period	January - June 2005	July 2005 - June 2006	July 2006 - June 2007	July 2007 - June 2008
Retail Price Change (%)	CPI	1.3%	CPI	CPI

Further Enquiries:
Contact: Jane Counsel, Media Relations Manager
Mobile: 0416 275 273

AGL

The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

17 August 2004

The Manager, Companies
The Australian Stock Exchange Limited
Exchange Centre
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING

For the purpose of Listing Rule 3.13, I confirm that the Annual General Meeting of The Australian Gas Light Company will be held on Tuesday, 19 October 2004.

Yours faithfully

J F McAloon
Company Secretary

Year's Features

- Net earnings of $84.5 million (2003: $148 million)
- Net earnings from continuing business of $81.8 million (2003: $67.1 million)
- Return to dividend imputation. Final dividend of 10.5 cents per share, payable on 13 September 2004, brings total dividends for the year to 19 cents per share fully imputed (2003: 9 cents per share, unimputed)
- Strong cash generation maintained
- New capital structure following share cancellation and capital return
- Strengthened operations and market position through:
  - enhanced gas portfolio following Maui allocation confirmation and new gas purchases
  - implementing key gas gathering strategy projects
  - expanded meter asset base and advanced technology access
  - expanded LPG infrastructure.

Overview

- NGC recorded net earnings of $84.5 million in the year ended 30 June 2004. This compares with $148 million in 2003, which included a $78.9 million one-off gain from the sale of generation assets.
- Excluding this abnormal gain, and adjusted on the basis of continuing business, earnings increased by 22% from $67.1 million to $81.8 million.
- The Directors have declared a final dividend of 10.5 cents per share, fully imputed, to be paid on 13 September 2004 to shareholders registered on 3 September 2004. Combined with the interim dividend of 8.5 cents per share, dividends for the year total 19 cents per share, fully imputed. NGC returned to full imputation with the interim dividend, having utilised its prior period tax losses.
- Cash flow generation continued to be strong as a result of solid transportation volumes and LPG growth, as well as satisfactory natural gas sales in a tight gas market.
- NGC is now achieving the benefits of its strategic repositioning, through a strong focus on value creation by its core businesses, in particular by:
  - establishing a new capital structure, including a 3:7 share cancellation and $524.7 million capital return to shareholders; and a $200 million bond issue.
  - improving the market position of its products and services through electricity meter asset growth, the introduction of advanced metering technology, and expanding its LPG infrastructure to broaden delivery capabilities.
  - enhancing its gas supply capabilities, including confirmation of NGC's Maui gas entitlements, accessing Pohokura and additional Kapuni gas, and implementing key projects in the gas gathering strategy.
  - engaging in discussions with other energy infrastructure companies to explore the potential for mutually beneficial growth opportortunities.

Financial Summary

Year ended 30 June

$ millions	2004	2003	2003 * Adjusted	% change
Sales	455.7	619.7	472.2	-26.5%
Gross Profit	301.0	378.7	318.9	-20.5%
Operating Costs	82.7	100.9	76.2	-18.0%
EBITDA	**218.3**	**277.8**	**242.8**	-21.4%
Dep. & Amortisation	79.7	120.4	97.9	-33.8%
EBIT	**138.6**	**157.4**	**144.9**	-12.0%
Finance Costs	14.8	41.6	33.2	-64.4%
Taxation	34.9	44.9	42.8	-22.3%
Equity Profits / Minority Interests	(4.4)	(1.8)	(1.8)	
NPAT (Pre Abnormals)	**84.5**	**69.1**	**67.1**	22.2%
Abnormal Items	0.0	78.9	0.0	
Total Earnings	**84.5**	**148.0**	**67.1**	-42.9%
Continuing Activities	**81.8**	**67.1**	**67.1**	
Discontinuing Activities	**2.7**	**80.9**	**0.0**	

* *Adjusted for exit from electricity generation*

- The period-on-period financial performance is not directly comparable due to changes to NGC's business structure, in particular :
    - the contribution of electricity generation in 2003 (the generation asset sales commenced in December 2002 and were completed in March 2003).
    - the part contribution (to September 2002) of mass market gas retailing in the 2003 financial year.
    - the application of generation asset sales to the elimination of debt, and the consequent absence of debt servicing costs for five months of the 2004 financial year.
- These factors are evident also in cash flows and, together with the capital management intiatives, in NGC's balance sheet as at 30 June 2004. They are also reflected in the results of the relevant business units.
- NGC carried no debt prior to 4 December 2003, resulting in finance costs for the year of $14.8 million, compared with $41.6 million in 2003.
- As a result of the business divestments, sales revenues reduced from $619.7 million to $455.7 million. However, the substantially lower debt servicing costs, together with the absence of operating and depreciation costs associated with the divested businesses, more than offset the margin contribution from them.
- NGC's after-tax result for 2004 included a benefit of $7 million relating to the resolution of prior year tax losses.

Financial Performance

Year ended 30 June

$ million	Total NGC Group 2004	Total NGC Group 2003	Transportation Assets 2004	Transportation Assets 2003	Gas Trading 2004	Gas Trading 2003	LPG 2004	LPG 2003	Meters 2004	Meters 2003	Corporate & Other 2004	Corporate & Other 2003
Sales	455.7	619.7	112.0	114.3	226.3	293.4	106.8	86.7	46.4	39.9	(35.8)	85.4
Gross Margin	301.0	378.7	106.5	105.4	96.5	132.1	43.3	34.5	45.7	39.9	9.0	66.8
Operating Costs	82.7	100.9	35.9	28.6	15.2	14.8	19.9	16.0	14.2	9.7	(2.5)	31.8
EBITDA	**218.3**	**277.8**	**70.6**	**76.8**	**81.3**	**117.3**	**23.4**	**18.4**	**31.5**	**30.2**	**11.5**	**35.2**
Depreciation & Amortisation	79.7	120.4	19.4	15.5	37.3	63.1	4.2	5.4	10.4	9.1	8.4	27.3
EBIT	**138.6**	**157.4**	**51.2**	**61.3**	**44.0**	**54.2**	**19.2**	**13.1**	**21.1**	**21.1**	**3.1**	**7.7**
Abnormals	0.0	81.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	81.7
EBIT (including Abnormals)	138.6	239.1	**51.2**	**61.3**	**44.0**	**54.2**	**19.2**	**13.1**	**21.1**	**21.1**	**3.1**	**89.4**
Finance Costs	14.8	41.6										
Net Profit before Tax (after Abnormals)	123.8	197.5										
Taxation	34.9	47.7										
Equity Earnings/(Minority Interests)	(4.4)	(1.8)										
Net Profit After Tax & Abnormals	84.5	148.0										
Key Performance Ratios												
Sales margin	66.1%	61.1%	95.1%	92.2%	42.6%	45.0%	40.5%	39.8%	98.5%	100.0%	-25.1%	78.3%
EBITDA margin	47.9%	44.8%	63.0%	67.2%	35.9%	40.0%	21.9%	21.2%	67.9%	75.7%	-32.1%	41.2%
EBIT margin	30.4%	25.4%	45.7%	53.6%	19.4%	18.5%	18.0%	15.2%	45.5%	53.0%	-8.7%	9.1%
EBIT margin (including abnormals)	30.4%	38.6%	45.7%	53.6%	19.4%	18.5%	18.0%	15.2%	45.5%	53.0%	-8.7%	104.8%
EBITDA/ share (cents)	37.5	35.9										
EPS (cents)	14.5	9.0										
DPS (cents)	19.0	9.0										
EBITDA/Interest Cover (pre-abnormals)	14.8	6.7										
Debt/EBITDA	2.1	(0.2)										
Gearing (Debt/Debt and Equity)	58.8%	-5.9%										
Capex/share	9.5	4.2										
EBITDA/Funds Employed (economic return)	22.7%	23.6%										
RoFE (EBIT/FE)	14.1%	13.2%										
RoFE (EBIT/FE including abnormals)	14.1%	20.5%										
RoE	26.7%	10.5%										
Market capitalisation ($ million) at $2.90	1284											
Total Debt ($ million)	453.3											
EV/EBITDA	8.0											

NGC's overall financial performance and the contribution of the business units to EBIT are shown on this table. They are discussed in detail in the following sections.

Cash Flows

Year ended 30 June

$ millions	**2004**	**2003**
Trading Activites	234.4	283.3
Gas Entitlements Purchased	(9.1)	(2.8)
Net Sale / (purchase) of businesses	(5.8)	701.8
Net Capital Expenditure	(56.1)	(32.2)
Income Tax	(40.5)	(2.3)
Net Finance Costs	(19.2)	(43.6)
Net loan Drawdown (Repayment)	448.2	(788.0)
Share Issue / Buyback	(524.7)	0.0
Dividends	(80.9)	(59.5)
Increase / (Decrease) in Cash	(53.7)	56.7

- The reduction in trading cash flows results primarily from the divestment of NGC's mass market gas retailing business and electricity generation assets in 2002/03.
- Cash flows from operating activities, which incorporate interest, tax and prepaid gas payments, declined from $234.5 million to $165.5 million.
- The net business purchase in 2004 of $5.8 million relates to Metering interests associated with Energy Intellect Limited in September 2003, offset by the sale of various items of property, plant and equipment, including the sale of the Hamilton sewerage plant cogeneration facility to the Hamilton City Council for approximately $0.9 million in December 2003.
- Capital expenditure of $56.1 million comprises mainly:
  - the acquistion of meters from Trustpower in August 2003, and d-Cypha (a Transpower subsidiary) in October 2003.
  - programmed meter replacements and installations, and organic growth.
  - recommissioning of the third processing train at the Kapuni Gas Treatment Plant (KGTP).
  - Kaihili pipeline construction.
  - gas pipeline systems upgrades and expansion.
  - On gas LPG cyclinder acquisitions, fleet upgrades and initial expenditure on the reticulation of Wanaka.
- With the tax losses from 2001 now utilised, NGC is paying tax.
- The net loan drawdown of $448.2 million represents access to NGC's credit facilities and use of the bond issue proceeds.

Funds Employed ($1,033.4m)

as at 30 June 2004

Sources of Funds


Other
$263.6m
Equity
$316.5m
Current Debt
$253.3m
Bonds
$200.0m

Uses of Funds


GasPipelines
$549.4m
Goodwill
$6.0m
Gas Treatment
Plant $35.3m
Other Assets
$193.7m
Electricity & Gas
Meters $187.8m
Gas Entitlements
$61.2m

- NGC's assets at 30 June 2004 totalled $1,033.4 million, compared with $1,095.9 million as at 30 June 2003. The principal changes to the balance sheet are:
  - shareholders funds of $316.5 million, compared with $827.7 million as a result of the 3:7 share cancellation.
  - the issue of $200 million of fixed-interest bonds on 4 December 2003 (maturing on 4 March 2009).
  - the $253.3 million drawdown of bank funding facilities (2003: nil).
  - a $7.7 million increase in the value of the KGTP, resulting from the capital upgrade of that facility.
  - electricity meter acquisitions resulting in a $7 million increase, to $187.8 million, in the value of electricity and gas meter assets.
  - a reduction in gas entitlements from $88.5 million to $61.2 million in line with NGC's gas sales.
- NGC's pipelines, compressors and gate stations were revalued on 30 June 2003 at $555.2 million, following the three-year revaluation of these assets using the optimised deprival valuation methodology.
- NGC's accounting gearing (debt:debt+equity) as at 30 June 2004 was 58.8%. The market value gearing (debt:debt+market capitalisation) was 26.1%.

Product Sales

Year ended 30 June

	2004	2003	% change
Electricity (GWh)			
Generated Sales	86	2,077	-95.9%
Natural Gas (PJ)			
NGC Group	22.1	22.0	0.5%
Other Utilities/IPP/Petrochemicals	34.1	48.2	-29.3%
Gas Liquids	2.7	2.4	13.0%
Total	**58.9**	**72.6**	-18.9%
Gas Liquids (Tonnes)			
On Gas - Bulk & Cylinder	42,214	37,381	12.9%
KGTP - Production	38,542	32,219	19.6%
Natural Gasoline	17,135	16,933	1.2%
Liquigas - Wholesale/Tolling	95,325	82,943	14.9%
Liquigas - Tolling (Export)	19,110	45,358	-57.9%
Carbon Dioxide (tonnes)	214,598	397,518	-46.0%
Steam (tonnes)	276,014	232,434	18.7%

Gas Sales (PJ)

Year ended 30 June

	2004	2003	% change
Natural Gas (PJ)			
NGC Group:			
Industrial/commercial/Residential *	18.0	18.9	-4.8%
Gas Liquids	2.7	2.4	13.0%
Total	**20.7**	**21.3**	-2.8%
Own Use:			
Transmission System	0.7	0.7	n/c
Gas Treatment Plant	0.5	0.2	140.4%
Kapuni Cogen	2.9	2.2	31.8%
Other Sales:			
Non NGC Utilities	6.0	5.7	5.3%
Electricity Generation	15.2	24.0	-36.7%
Petrochemicals	12.9	18.5	-30.3%
Total Gas (PJ)	**58.9**	**72.6**	-18.9%

** Residential Sales to September 2002 only*

Natural Gas Trading

Year ended 30 June

$ millions	2004	2003	Change	% Change
Sales	226.3	293.4	-67.1	-22.9%
Gross Margin	96.5	132.1	-35.6	-26.9%
Operating Costs	15.2	14.8	0.4	2.7%
EBITDA	**81.3**	**117.3**	**-36.0**	**-30.7%**
Depreciation & Amortisation	37.3	63.1	-25.8	-40.9%
EBIT	**44.0**	**54.2**	**-10.2**	**-18.9%**
Corporate shared services and allocations included in operating costs	3.8	5.0	-1.2	-24.0%

EBIT/FE (%)	46.1	83.7
Gross Margin (%)	42.6	45.0
Opex/Sales (%)	6.7	5.0



- Natural gas trading continued to make a substantial contribution to earnings despite a tight gas market.
- Reduced sales revenues and gross margin reflect both an overall 18.9% reduction in gas sales volumes, as well as a three-month contribution of mass market gas retailing activities in 2003. EBITDA was also affected by slightly higher operating costs, arising primarily from the timing of natural gas-related maintenance at the KGTP.
- These factors were substantially offset by a 41% reduction in depreciation and amortisation, including lower utilisation of prepaid and advance paid gas entitlements due to Maui supply constraints.
- As a consequence, EBIT from natural gas trading amounted to $44 million, compared with $54.2 million in 2003.

Natural Gas Sales

- Natural gas sales for the year totalled 58.9PJ, compared with 72.6PJ in 2003. Significant reductions in NGC's sales for electricity generation and petrochemical production resulted, respectively, from reduced Maui supply in comparison with 2003, following the downwards redetermination of gas reserves, and the maturing of contracts to supply Kapuni gas to Methanex.
- Prior to the resolution of future Maui gas deliveries, and the outcome of competitive tendering for new gas supplies, NGC comprehensively reviewed its supply/demand balance, including a careful assessment of its contractual commitments. That uncertain period of Maui supply constraints, in particular, dampened sales.

- Gas sales to NGC's industrial and large commercial customers declined slightly from 18.9PJ to 18PJ. Buoyant sales were recorded to the construction, horticulture and dairy sectors, while meat and forestry sector sales were static.
- Agreements during the year for NGC to acquire gas from the Pohokura and Kapuni fields (see below) have improved the gas supply outlook. However, as foreshadowed, the price for new indigenous gas resources is higher than the historically inexpensive gas supplied from Maui, and customers are naturally weighing the implication of this in their energy decisions.

Gas Supplies

- A number of long-standing gas supply uncertainties were resolved during the second half of the year and this has strengthened NGC's ability to supply customers into the post-Maui period:

Maui Gas Agreement

On 1 June 2004, NGC entered into variations to its Maui gas contracts which set the total amount of gas to be delivered under the contracts at the quantity determined by the Independent Expert in February 2003. Under the variations, the redetermined amount of gas would be delivered, and there would be no further redeterminations.

Further, if the Maui Mining Companies (MMCs) do not deliver this quantity, they must supply "make up" gas for any shortfall from another supply, or pay liquidated damages for any undelivered gas.

At 30 June 2004, NGC had 46.7PJ of remaining Maui gas entitlements. As part of the variations to the Maui gas contracts, NGC is guaranteed delivery of 42.2PJ of its remaining Maui gas from its original advanced paid and prepaid gas entitlements. The advanced paid and prepaid gas entitlements require no further payment to the Crown when delivery is taken, except for payment of the energy resource levy.

The remaining 4.5PJ can be uplifted by NGC at the previous contract prices.

Also as part of the variations, NGC, along with Contact Energy, has a right of first refusal at market prices over any additional gas found beyond the redetermined amount, after first reserving 40PJ for Methanex.

Kapuni Gas

NGC is entitled to 50% of the recoverable gas reserves of the Kapuni field as they were determined to be at 1 April 1997. As at 30 June 2004, this was estimated to be approximately 130PJ, of which 83PJ is at current Kapuni gas contract prices, with the balance expected to be at market prices prevailing when the gas is delivered.

In May 2004, NGC reached an agreement with Shell to purchase Shell's share of Kapuni gas, after Shell has met its pre-existing contract commitments, for the period from 1 January 2005 to 31 December 2013. Deliveries of this gas will depend on the daily production from the field, but NGC expects that some 45PJ will be delivered under this contract. The maximum total quantity of gas to be delivered under the contract is 70PJ, less amounts credited to this contract from gas supplied under a separate contract to purchase Pohokura gas from Shell.

Pohokura gas

Also in May 2004, NGC agreed with Shell to purchase part of Shell's entitlements to gas from the Pohokura field once the field is commissioned, expected to be in July 2006, until 30 September 2007.

NGC may purchase a total amount of up to 35PJ under the terms of this contract, with the rate of purchases to vary over its term. The first 10PJ of gas purchased under the contract will be credited to NGC's entitlement to 70PJ of gas under its Kapuni gas purchase agreement with Shell.

In addition, NGC has agreed with Shell to purchase a further portion of Shell's entitlements to Pohokura gas from 1 January 2007 until 30 June 2010. Delivery of gas under this contract is dependent on Shell's share of Pohokura's daily production, but NGC will have up to 30 terajoules (TJ) per day available.

Under this contract, NGC may purchase a total of up to 38PJ of gas, with 50% of purchases to be credited to NGC's entitlement to 70PJ of gas under its Kapuni gas purchase agreement with Shell.

Gas Gathering Developments

In April, following earlier finalisation of gas purchase and infrastructure development arrangements with the Kahili field joint venture, NGC received planning consents to construct the surface production facilities to separate condensate (light oil), natural gas and produced water from the raw well stream. Work commenced immediately and the facility was completed in August 2004.

Work on associated pipelines – a 4km line transporting the raw well stream from the well site to the separation plant, and an 8km line transporting the raw gas stream to an existing NGC line for processing at the KGTP – began in March 2004 and was completed in July.

The separation plant and pipelines were developed at a cost of approximately $9 million. These facilities will be owned by NGC and operated remotely by NGC personnel based at the KGTP.

NGC has an agreement with the Kahili joint venture, comprising Austral Pacific Energy (NZ) Limited, International Resource Management Corporation (IRM) and Tap (New Zealand) Pty Limited, to purchase all of the wet gas to be produced from the Kahili field, expected to be approximately 5PJ.

As previously reported, NGC has made a prepayment of $2 million to Austral Pacific, which can be utilised for purchases of Austral Pacific's share of gas from Kahili. During the year, NGC also made a prepayment of $2.5 million to IRM which can be utilised for purchases of IRM's share of Kahili gas, and for the purchase of IRM's share of any gas produced in the future from the Cheal discovery, also in onshore Taranaki.

KGTP Upgrade

The return of the KGTP to full gas treatment capability was achieved in December 2003. With the recommissioning of the third gas treatment train and discontinued supply arrangements with Methanex, the KGTP is now processing significantly greater quantities of Kapuni gas for the retail market.

The associated project, to almost double LPG storage at the KGTP with the installation of an additional 100 tonne storage vessel, was completed in April.

The KGTP will process Kahili gas and is strategically located for processing other indigenous gas reserves.

Gas Swaps and Other Purchases

During the year, NGC entered a gas swap agreement with Methanex under which NGC delivered 4PJ of Maui and Kapuni gas to Methanex from March to May 2004. Methanex will deliver this gas back to NGC by 31 March 2005. As at 30 June 2004, it had returned 1.22PJ, leaving a balance of 2.78PJ.

As well as the gas swap, NGC will purchase a further 2PJ of gas from Methanex by 31 March 2005, and Methanex can sell up to a further 8PJ of gas to NGC, at Methanex' election.

In addition to the arrangements with Methanex, NGC has agreed to purchase 2.5PJ of gas from Contact Energy, to be delivered to NGC by 31 March 2005. NGC has also agreed to a gas swap with Contact, whereby Contact will deliver up to 2.5PJ of Maui gas to NGC from 1 October 2004 to 31 March 2005. NGC will return the same amount of gas to Contact in the period 1 July 2006 to 30 September 2007.

Industry initiatives

As previously reported, NGC welcomes investigations by other parties into the feasibility of importing liquefied natural gas (LNG) and is following with interest suggestions that compressed natural gas (CNG) storage technology developments may also provide a means of supplementing indigenous natural gas supplies if necessary.

However, NGC continues its belief that the primary focus for future supplies must be on finding and developing indigenous gas reserves. In that respect, NGC is encouraged by signs of increased exploration activity, particularly from the recent round of licence tendering in the Taranaki Basin.

LPG & Gas Liquids Trading

Year ended 30 June

$ millions	Production and Distribution 2004	Production and Distribution 2003	Liquigas (Wholesale and tolling) 2004	Liquigas (Wholesale and tolling) 2003	Total LPG 2004	Total LPG 2003	Change	% Change
Sales	60.1	53.0	66.4	50.7	106.8	86.7	20.1	23.2%
Gross Margin	24.9	22.7	18.4	11.8	43.3	34.5	8.8	25.4%
Operating Costs	13.9	11.8	6.0	4.3	19.9	16.0	3.9	24.2%
EBITDA	11.0	10.9	12.4	7.5	23.4	18.4	5.0	27.2%
Depreciation & Amortisation	3.3	3.4	0.9	1.9	4.2	5.4	-1.2	-21.6%
EBIT	7.7	7.5	11.5	5.6	19.2	13.1	6.1	46.1%
Corporate shared services and allocations included in operating costs	3.4	1.0			3.4	1.0	2.4	240.0%

Total LPG

EBIT/FE (%)	24.2	17.2
Gross Margin (%)	40.5	39.8
Opex/Sales (%)	18.6	18.5


On

- The New Zealand LPG market continued to expand with total demand growing by approximately 8% to 158,000 tonnes.
- This growth is reflected in NGC's LPG business, comprising its production and wholesale activities as well those of its 60.25%-owned subsidiary, Liquigas. Together they contributed a 46.1% higher EBIT of $19.2 million in the year ended 30 June 2004.
- Total sales increased from $86.7 million to $106.8 million, or 23.2%.
- Sales of LPG produced at the KGTP, and through NGC's On gas retailing activities, increased by $7.1 million to $60.1 million. However, gross margin growth was constrained due to NGC absorbing higher LPG prices for part of the period. NGC has since increased its prices in line with the higher cost of buying LPG, including product from overseas.
- A 17.8% increase in LPG production and wholesale operating costs reflects expanded resources to accommodate market growth, and a higher allocation of corporate management fees to LPG. As a consequence, EBIT from NGC's production and wholesale activities was only slightly higher at $7.7 million.
- By contrast, increases in Liquigas' revenues and gross margin reflect both the higher sales volumes and the passing on of higher commodity prices to the New Zealand domestic market. Liquigas' EBIT contribution doubled from $5.6 million to $11.5 million.
- Liquigas plays a key role in providing assurance to the LPG industry through expert product management services, including management of LPG imports to ensure that New Zealand's national demand is met. Product has been imported from a plentiful international LPG trading market to supplement domestic production during peak demand periods.

LPG Trading

- Total LPG produced and sold by NGC increased by 16% to 80,756 tonnes in 2004. Wholesale and domestic tolling volumes by Liquigas increased by 15% from 82,943 tonnes to 95,325 tonnes, however Liquigas' export tolling volumes were more than halved, to 19,110 tonnes, due to New Zealand-produced LPG being directed to the domestic market as a first priority.
- The national market growth has occurred primarily in the cylinder and small bulk segments. NGC's LPG distribution and retailing business, On gas, has captured its share of this growth, recording an increase in both bulk and cylinder sales to record total sales volume growth of 12.9%, from 37,381 tonnes to 42,214 tonnes.
- During the year, On gas commissioned a new distribution fleet for cylinder delivery in the North Island. The vehicle design includes palletised handling for ease of operation and to improve the safety and efficiency of cylinder handling.
- In April 2004, On gas committed to investing approximately $1 million in LPG supply infrastructure in Wanaka. This included the purchase of a newly-developed 5km reticulated gas network and the installation of a bulk LPG storage facility and related equipment to supply the system.

  The reticulated network supplies customers in the central commercial district of Wanaka, and there are opportunities to expand the system as the town grows.

  The purpose-built LPG bulk installation comprises below ground storage vessels, with a total storage capacity of 26 tonnes, gas conditioning equipment, and an LPG cylinder filling plant to supply 45kg LPG cylinders. On gas previously supplied LPG to Wanaka from storage facilities in Christchurch and Dunedin.
- On gas also retails LPG through reticulated systems in a number of residential subdivisions in Christchurch. It is actively pursuing other reticulated LPG opportunities as this application becomes more widely utilised.
- On gas continues to build on its LPG distribution infrastructure generally, through investment in new filling facilities and distribution depots. A new distribution site was commissioned in Tauranga in January 2004.
- It has also strengthened its customer service capability, establishing a customer service centre in Hamilton for handling orders and inquiries, and installing new business support systems, including automated ordering.

Gas & LPG Processing

Year ended 30 June



Full 3-train gas processing at KGTP



60
50
40
30
20
10
0
38.0
49.6
52.4
49.2
55.6
Gas Liquids Production ('000 tonnes)
2000
2001
2002
2003
2004



500
400
300
200
100
0
414.3
451.9
475.9
397.5
214.6
Carbon Dioxide Production ('000 tonnes)
2000
2001
2002
2003
2004

- The KGTP maintained continuous operations during the busy plant upgrade and LPG storage expansion projects.
- The successful commissioning of the additional 100 tonne LPG storage vessel has significantly overcome inventory limitations that previously constrained LPG production. Total gas liquids production (LPG and natural gasoline) increased by 13% to 55,677 tonnes, with LPG production increasing from 32,219 tonnes to 38,542 tonnes. LPG production rates are expected to increase further as the full benefits of the expanded storage facilities take effect.
- Carbon dioxide sales were almost halved to 214,598 tonnes, due to the cessation of CO_2-rich Kapuni gas sales for methanol production. However, preparations have commenced to expand the liquid CO_2 plant and to increase production capability from 80 to 135 tonnes per day. This project is scheduled for completion by September 2005.
- Kapuni gas previously committed to supplying Methanex is now being redirected through the three-train Benfield CO_2 removal process in order to produce more retail specification gas for the general market. Total treated gas production for the year was 20PJ, compared with approximately 13PJ annually in the past. This was also assisted by increased gas deliverability from the Kapuni field and overall plant efficiency improvements.
- In addition to the process train recommissioning and LPG storage projects, the plant has installed a new LPG transaction system, is progressing the installation of new water treatment facilities, with commissioning expected by the end of August, and has completed re-instrumentation of two of the three plant boilers. The third boiler will be upgraded in the near future.
- The KGTP will play a key role in NGC's gas gathering strategy. Following construction of the Kahili development pipelines and separation plant, tie-ins at the KGTP have been completed and commissioning is well advanced. The plant expects to be receiving Kahili gas before the end of August.

Gas Transmission

Year ended 30 June

$millions	2004	2003	Change	% Change
Sales	88.9	85.5	3.4	3.9%
Gross Margin	83.7	76.8	6.9	9.0%
Operating Costs	27.3	19.0	8.3	43.7%
EBITDA	**56.4**	**57.8**	**-1.4**	**-2.4%**
Depreciation & Amortisation	14.2	10.5	3.7	35.1%
EBIT	**42.2**	**47.3**	**-5.1**	**-10.7%**
Corporate shared services and allocations included in operating costs	9.6	5.6	4.0	71.4%

EBIT/FE (%)	9.5	10.3
EBIT/ODV (%)	9.5	10.4
Length of Pipeline (km) (excl. LTS)	2,187	2,187
Volumes transported (PJ) (excl. LTS, comparative restated)	94.7	90.8
Revenue/GJ transported ($)	0.89	0.92
Opex/GJ transported ($)	0.27	0.21
Fixed Assets ($m)	441.5	452.3



- NGC transported a total of 100.1PJ (2003: 103.3PJ) through its high pressure gas pipelines, including high CO_2 content gas through NGC's LTS pipeline for methanol production. A slowing in the rate of growth in transported volumes reflects uncertainty around the transition to the post-Maui market.
- Following the cessation of Kapuni gas sales for methanol production, the LTS pipeline from the KGTP to Waitara has been reclassified as a gas gathering pipeline, and this pipeline asset has been transferred from the Transmission business to the Energy Sales business. The pipeline will be reverse-flowed to deliver raw Kahili gas to the KGTP for treatment.
- Excluding gas carried on the LTS pipeline, total gas carried by NGC's Transmission system increased from 90.8J to 94.7PJ, contributing to a 4% increase, to $88.9 million, in Transmission revenues. The volume increase was due mainly to higher demand for gas-fired power generation.
- However, higher one-off operating costs associated with regulatory compliance ($1.2 million), and exceptional maintenance associated with flood damage to NGC's transmission pipeline at Pohangina ($1.7 million), combined with a $4 million increase in the allocation of corporate services and higher depreciation in line with the system ODV revaluation, the Transmission EBIT contribution declined by 10.7% to $42.2 million.
- The 9.5% return on investment is pre-tax and includes all of the Transmission business activities. NGC believes it falls within the range indicated by the Commerce Commission as appropriate.

Transmission Operations

- NGC invested almost $4 million in Transmission system development, upgrades and repairs during the year. The largest capital item, of approximately $0.9 million, was the reinstatement of the Pohangina River crossing, following the collapse of the supporting road bridge in the severe floods in the lower half of the North Island in February 2004.
- Additional load growth has prompted upgrades to two Transmission gate stations – one at Waitoa (also involving a new 6km network pipeline) to service poultry processing developments in that area, and the other at Te Kowhai, to meet additional gas demand in Hamilton.
- NGC is progressing its application for a pipeline route designation from the Rotowaro compressor station, near Huntly, to east Tamaki, in Auckland. The designation is being sought to secure NGC's ability to build an additional pipeline to Auckland to meet expected gas demand growth over the next 10 years. A designation hearing was held in July and NGC awaits a response from the councils involved.
- Investigations into a number of regulator malfunctions on the Transmission system in the southern half of the North Island are continuing. NGC has implemented additional inspections and monitoring. Incidents during the year resulted in partial supply interruptions affecting a small number of customers, as well as a temporary drop in pressure of gas delivered from the Waitangirua gate station that supplies parts of Wellington.

Changing Pipeline Access Regime

- During the year NGC released a number of consultation documents relating to the ongoing development of its Transmission pipeline open access regime. Having completed consultation on its Access Position Paper, NGC has forwarded to its Transmission customers a memorandum that summarises the content of the proposed Trading Allocation Code and required changes to NGC's Information Memorandum and the standard Transmission Services Agreement.
- A project is now being scoped to encompass all of the remaining work required to implement NGC's future transport arrangements. Its primary focus is information systems, and it is closely related to a parallel project required to implement the Maui pipeline access regime. Considerable synergies should be realised by running the projects simultaneously. It is intended that NGC will implement the Maui pipeline open access regime and act as system operator.
- The main drivers for changes to the pipeline access regime are less flexible gas supply arrangements, the opening of the Maui pipeline to third party access, Government policy expectations and the evolving needs of gas retailers.

  These are summarised in a background discussion, "Changing Pipeline Access Regime", on Pages 23 & 24. More detailed information, including the proposals NGC is discussing with its customers, can be found in the NGC Transmission Issues Paper, "Future Gas Transport Arrangements", in the Transportation section of NGC's website (www.ngc.co.nz).

Gas Distribution

Year ended 30 June

$ million	2004	2003	Change	% Change
Sales	23.1	28.8	-5.7	-19.8%
Gross Margin	22.8	28.6	-5.8	-20.2%
Operating Costs	8.6	9.6	-1.0	-10.0%
EBITDA	**14.2**	**19.0**	**-4.8**	**-25.3%**
Depreciation & Amortisation	5.2	5.0	0.2	4.3%
EBIT	**9.0**	**14.0**	**-5.0**	**-35.9%**
Corporate shared services and allocations included in operating costs	3.4	4.2	-0.8	-19.0%

EBIT/FE (%)	7.4	11.4
EBIT/ODV (%)	8.2	11.4
Length of Pipeline (km)	2,810	2,739
Volumes transported (PJ)	11.1	11.0
Revenue/GJ transported ($)	2.08	2.79
Opex/GJ transported ($)	0.77	0.83
Fixed Assets ($m)	116.6	131.4



- The volume of gas transported through NGC's gas distribution networks was slightly up at 11.1PJ (2003: 11PJ)
- However, sales revenues declined by almost 20% to $23.1 million, due in part to the transfer of gas metering assets to NGC's Metering business during the year and credit note provisions of $4.1 million made for reconciliation differences on network volumes to Genesis Power. These provisions relate to the period following the sale by NGC of retail customers to Genesis in the 2003 year. With operating costs $1 million lower, at $8.6 million, and depreciation/amortisation relatively unchanged at $5.2 million, the Distribution EBIT declined by 36% to $9 million.
- 2,745 new connections were made on NGC's networks and 71.4km of new mains were laid.
- NGC committed $5.6 million to its Distribution assets to facilitate load growth. Capital works included further upgrading of low pressure supply areas within the Hamilton network, the 6km network extension to service poultry processing developments in Waitoa, and upgrades and expansions to the Cambridge, Tauranga and Taupo networks.

Gas Transportation - total

Year ended 30 June

$ millions	2004	2003	Change	% Change
Sales	112.0	114.3	-2.3	-2.0%
Gross Margin	106.5	105.4	1.1	1.1%
Operating Costs	35.9	28.6	7.3	25.7%
EBITDA	**70.6**	**76.8**	**-6.2**	**-8.1%**
Depreciation & Amortisation	19.4	15.5	3.9	25.2%
EBIT	**51.2**	**61.3**	**-10.1**	**-16.5%**
Corporate shared services and allocations included in operating costs	13.0	9.8	3.2	32.7%





- Gas transportation (Transmission and Distribution) activities together recorded a 16.5% decline in EBIT contribution of $51.2 million. This reflects the transfer of gas meters from Distribution to NGC's Metering business, the provision for network volumes differences, higher costs (some of which have been absorbed), and the unexpected maintenance costs associated with the flood-damaged Transmission pipeline at Pohangina in February.
- NGC's prices for Transmission and Distribution services were increased on 1 October 2003, and NGC has notified customers of provisional prices for a further increase proposed to take effect on 1 October 2004. The increases are in response to a range of new and/or higher costs, including:
    - higher prices for gas purchased (approximately 0.5PJ annually) for Transmission operational use (mainly to run compressors).
    - the imposition of local body rates on pipelines, following the inclusion of gas pipelines (and other utility infrastructure) as rateable property under the Local Government (Rating) Act passed in 2002.
    - costs associated with increasingly demanding regulatory activity, including company resources to participate fully in formal inquiries, the consequent disruption to the day-to-day operation of the business, and the need to engage specialist consultants on technical aspects of pricing and regulation.
    - costs associated with the need to fully review and further develop NGC's pipeline access regime as a result of opening the Maui pipeline to third parties. This activity has required significant management engagement, and cost, particularly in relation to the development of new technical and commercial arrangements for access to its own pipelines.
    - continually increasing compliance costs for technical and safety compliance, risk management, corporate governance and statutory compliance.

Metering

Year ended 30 June

$ millions	2004	2003	Change	% Change
Sales	46.4	39.9	6.5	16.3%
Gross Margin	45.7	39.9	5.8	14.5%
Operating Costs	14.2	9.7	4.5	46.3%
EBITDA	**31.5**	**30.2**	**1.3**	**4.3%**
Depreciation & Amortisation	10.4	9.1	1.3	14.7%
EBIT	**21.1**	**21.1**	**0.0**	**0.0%**
Corporate shared services and allocations included in operating costs	4.6	3.1	1.5	48.4%

EBIT/FE (%)	13.5	14.2

Meter Numbers	2004	2003
Mass Market	850,403	782,631
Prepay	8,530	9,262
TOU	5,333	2,633
Data Services NZ	3,317	3,304
Data Services Aust	4,729	0



- Meter acquisitions from Trustpower and d-Cypha, together with the transfer of gas meters from the Distribution business, contributed to a 16.3% increase, to $46.4 million, in Metering business revenues during the year. However, higher operating costs arising from the investment in Metering operating capability and processes, together with increased depreciation attributable to the expanded operations, resulted in Metering EBIT remaining unchanged at $21.1 million.

Metering Operations

- NGC's Metering business completed a number of initiatives during the year to enhance its market position by strengthening its electricity data management capabilities, introducing advanced metering technology and extending its metering services into Australia. These included:
  - acquiring almost 6,700 electricity metering installations, comprising a combination of mass market and interval meters, from TrustPower.
  - acquiring 1,200 interval meters from d-Cypha.
  - acquiring a 25.05% shareholding in Wellington-based technology company Energy Intellect Limited (EIL).
  - acquiring EIL's Australian data management business, Elect Data Services Pty Limited.
  - entering a separate five-year service agreement with AGL's asset management and services business, Agility, in which NGC now provides time-of-use metering data services it previously received from EIL and other providers. Currently, NGC is providing data services for approximately 4,730 meters in Australia.

- proactively searching internationally to identify and assess new products for its energy metering customers. This has already led to two technology initiatives:

  First, NGC has successfully completed a trial of innovative prepayment metering technology in conjunction with Genesis. The trial confirmed the benefits of this technology to customers and retailers and NGC is now working with Genesis on a proposed initial rollout of 10,000 prepayment metering units by March next year.

  In introducing the prepayment metering system, known as Liberty, NGC developed the meters to meet the specific needs of the New Zealand market, as well as a vending infrastructure to enable connectivity from retailers' vending channels to the Liberty encryption server in the United Kingdom.

  Secondly, NGC is preparing a separate trial of an advanced intelligent networked meter system designed for the needs of deregulated, competitive electricity markets.

  NGC has studied this networking technology in Europe and believes it will prove suited to the New Zealand market. The Power Line Carrier (PLC) system enables direct access and control of meters by retailers and distributors. It also allows interval meters, with integrated load control, to communicate with each other and with central computer servers via a combination of existing power lines and telecommunications networks. Multiple competing parties can use the system platform to offer services to customers.

- Another strong focus for the Metering business has been on incorporating the newly acquired meters into NGC's meter asset base, and integrating all data management services onto a single Wellington-based platform. Asset integration has been completed and the complex process of establishing a single platform, to ensure precision in effecting seamless operations, is now expected to be completed in October.
- NGC's objective is to achieve cost leadership in the provision of energy information-related services. This will be significantly enhanced by the efficiencies arising from the systems integration and NGC's ability to offer cost-effective data services nationwide, with the prospects for extension to Australia.
- In Australia, NGC has been further developing its relationship with Agility, particularly in the area of expanding the number of meters for which NGC provides data services using the Australian platform acquired from EIL. NGC and Agility continue to evaluate its proposition relating to the application of the prepayment metering technology in Australia.

Corporate and Other

Year ended 30 June

$ million	Electricity Generation & Trading *		Residual Electricity *		Corporate and Group eliminations costs		Total Corporate & Other		Change	% Change
	2004	2003	2004	2003	2004	2003	2004	2003		
Sales	9.7	150.8	3.0	3.6	-48.5	-69.2	-35.8	85.4	-121.2	-141.9%
Gross Margin	3.9	58.4	3.7	3.8	1.4	4.6	9.0	66.8	-57.8	-86.5%
Operating Costs	1.8	24.2	-1.2	1.6	-3.1	6.0	-2.5	31.8	-34.3	-107.9%
EBITDA	2.1	34.2	4.9	2.2	4.5	-1.4	11.5	35.0	-23.5	-67.1%
Depreciation & Amortisation	4.1	21.2	0.2	0.0	4.1	5.1	8.4	27.3	-18.9	-69.2%
EBIT	-2.0	13.0	4.7	2.2	0.4	-7.5	3.1	7.7	-4.6	-59.9%
Abnormals	0.0	81.7	0.0	0.0	0.0	0.0	0.0	81.7	-81.7	-100.0%
EBIT (including Abnormals)	-2.0	94.7	4.7	2.2	0.4	-7.5	3.1	89.4	-86.3	-96.5%

** Discontinued*

- NGC completed its withdrawal from electricity generation in March 2003, with the sale of its wholly-owned Taranaki Combined Cycle and Cobb Hydro power stations. These sales followed the divestment of its interests in Southdown and Rotokawa in December 2002.
- In December 2003, NGC also sold the Pukete cogeneration facility, associated with the Hamilton sewerage plant, to the Hamilton City Council for approximately $0.9 million.
- NGC's remaining interest in electricity generation is its 50% participation in the Kapuni Energy Joint Venture, which owns the 25MW cogeneration plant associated with NGC's gas treatment facilities at Kapuni.
- The discontinued electricity retailing business continued to be subject to wash-up adjustments. EBIT of $4.7 million comprises wash-ups with customers, and settlements from the wholesale electricity market in relation to NGC's withdrawal from generation.

Regulations & Governance

- Developments continue on three main fronts:
  - Commerce Commission pipelines pricing inquiry
  - Electricity & Gas Industries Bill
  - Gas industry governance

- **Commerce Commission Inquiry**

  In May 2004, the Commerce Commission released its draft report on its inquiry into gas pipeline pricing. Its preliminary view was that there are benefits to acquirers from price control, and that control should be imposed on most of the gas transmission and distribution businesses in New Zealand, including NGC.

  However, when reporting against the Minister's specific request to look at net public benefits, the Commission's draft report finds that control will, in fact, result in a net public cost, apart from the case of NGC where it is required to take account of foreign ownership factors.

  NGC has participated fully in the inquiry to date, including appearing at the Commission's three-day conference in July. In that forum, NGC questioned the basis of the Commission's modelling of the benefits and costs of control, and drew attention to what it saw were a number of fundamental deficiencies and errors in its methodology that, if corrected, would lead the Commission to a different conclusion. NGC, further suggested that a different model entirely would provide the Commission with a more sound basis for its consideration.

  The Commission has undertaken to continue its engagement with pipeline businesses before it delivers its recommendations to the Minister of Energy by November 2004.

- **Electricity & Gas Industries Bill/ Industry Governance**

  In their submissions to the Commerce Select Committee, NGC and other industry participants emphasised the differences between gas and electricity, and the New Zealand and overseas gas markets. The Electricity & Gas Industries Bill has since been reported back to the House, incorporating changes acknowledging these differences and making provision for a co-regulatory governance regime for the gas industry.

  In anticipation of the imminent passage of the Bill, the Gas Industry Steering Group (GISG) is now moving to establish a formal industry body to oversee industry governance in a co-regulatory regime. The Government has invited the industry to make a formal submission to the Minister of Energy for approval of the governance body before 31 October 2004. The industry will then have fulfilled the Government's policy requirement to establish an efficient governance framework by December 2004.

Outlook

- Confirmation of NGC's wholesale gas position, including successful negotiations to acquire new gas reserves from 2006, will allow NGC to construct its future sales portfolio with greater certainty. Natural gas supplies, however, are expected to remain tight in the short term and customers are likely to see prices for delivered gas moving upwards, along with other forms of energy. Natural gas therefore is expected to remain price competitive with alternative fuels. Conditions for increased gas demand generally are promising, particularly as new housing construction continues at a high level and GDP growth is strong.
- The LPG market is expected to remain buoyant, and NGC will continue to invest in improved product delivery and customer service systems to accommodate ongoing demand growth. As with natural gas, LPG is also expected to maintain price-competitiveness in a wider market of generally increasing energy prices.
- As demonstrated by its trialing of advanced metering technology, NGC's Metering business has a firm focus on the technological requirements of continually evolving, liberalised electricity markets. NGC Metering maintains its commitment to work with international partners to develop meter technology options for its customers and to meet the Government's objectives for an efficient competitive electricity market in New Zealand.

  As an independent, neutral meter services provider, with scale and a national reach, NGC is well placed to deliver new metering technology to the industry.
- NGC continues its discussions with other infrastructure-focused companies to seek mutually beneficial opportunities for growth and to enhance shareholder value.

<u>Background Discussion</u>

Changing Pipeline Access Regime



This background discussion summarises the main features of the drivers for changes to NGC's Transmission pipeline access regime (noted on Page 15).

Further information can be found in the NGC Transmission Issues Paper "Future Gas Transport Arrangements" in the Transportation section of NGC's website (www.ngc.co.nz).

Less Flexible Gas Supply Arrangements

When discovered, the Maui gas field was a world-scale gas/condensate reservoir, with high-quality sands capable of supporting high, and variable, production rates. These technical features, plus the fact that the productivity of the field far exceeded New Zealand's gas requirements at the time, resulted in Maui contract arrangements being put in place that were highly flexible, but which attached no specific value to that flexibility.

The scale of the Maui field allowed the gas industry to evolve from simply supplying the reticulated market to become a major supplier of energy to industry, electricity generators and petrochemical plants. The Maui contract arrangements also survived the profound changes which deregulation brought to the downstream (gas wholesale, transmission, distribution and retail) sectors of the gas industry.

The Maui resource is now expected to be depleted 2-3 years sooner than originally anticipated. Demand has already been constrained to match the declining productivity of the field and its remaining reserves. This trend is likely to continue, certainly until new fields are brought on stream.

The depletion of the Maui resource has also prompted the market to reassess the value of gas in general, and the resulting price shift is influencing both supply and demand. Gas producers, seeking to supply demand that Maui is increasingly unable to, are generally less able to offer a similar degree of flexibility, and certainly not without a value attached to it.

Opening the Maui Pipeline for Third Party Access

During 2003 the Maui Mining Companies outlined their proposed access arrangement, which is intended to facilitate third party access to the Maui pipeline. Since then various industry meetings have been held to progress the access proposals and related contractual arrangements. As a result it has been concluded that a staged introduction of the arrangement will be required.

As the transportation arrangements on NGC's pipelines must be also accommodate open access on the Maui pipeline, the reconciliation of gas quantities has emerged as a significant issue for all parties.

There is general agreement that arrangements at points where the Maui pipeline and NGC pipelines connect should not be unduly complex, and that the two access arrangements should co-exist to provide an open access transmission regime in which the carriage of gas through both systems is as seamless as possible.

Government Policy Expectations

In its March 2003 Policy Statement the Government set out its expectations for the further "evolution of Gas Industry arrangements". The policy objectives are to have an open access regime across all high-pressure transmission pipelines, so that gas market participants can access the transmission pipeline on reasonable terms and conditions.

Similarly, there should be consistent standards and protocols across all distribution pipelines so they can also be accessed by gas market participants on reasonable terms and conditions.

Gas flow measurement arrangements must be in place to enable the effective control and management of gas.

Also relevant are the Government's Wholesale Market policy objectives, which include the development of protocols, standards and conventions applying to wholesale gas trading - including quality standards, balancing and reconciliation – development of a secondary market for the trading of excess and shortfall quantities of gas, and capacity trading arrangements.

While the Government's Wholesale Market policy objectives go beyond NGC's role as pipeline owner and operator, NGC recognises that transportation arrangements on its pipeline can make an important contribution to meeting these objectives

Evolving Needs of Shippers

Although industry arrangements adapted very quickly to the deregulation initiatives of 1992, some matters have not been fully resolved. For example, the development of the Reconciliation Code was an essential element to enabling retail competition on gas networks. However, further developments in areas such as wholesale reconciliation (or "upstream reconciliation" as it is sometimes called) and data transfer protocols have still to be concluded.

Wholesale reconciliation involves reconciling the quantities of gas flowing upstream of delivery points off the transmission system. It is a function which NGC performed in the past, and continues to perform.

However, while previously the upstream transactions were straightforward and easy to reconcile, they are becoming increasingly complex and, with the introduction of open access on the Maui pipeline, will become even more complicated. In NGC's view, this upstream reconciliation function must become a properly defined service so that it, and other services, can be provided in accordance with users' needs and preferences. It is essential that prices reflect the costs incurred in the provision of those services and, overall, that transportation arrangements keep pace with market developments and the needs of the shippers.

PRELIMINARY *HALF YEAR/FULL YEAR REPORT ANNOUNCEMENT

NGC Holdings Limited
(Name of Listed Issuer)

For Full Year Ended 30 June 2004
(referred to in this report as the "current full year")

Preliminary **full year** report on consolidated results (including the results for the previous corresponding full year in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note [X] attached] and is based on audited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.
The Listed Issuer **has** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	*Consolidated Statement Financial Performance		
1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	Current full Year $NZ'000	*Up/Down %	Previous corresponding full year $NZ'000
1.1 OPERATING REVENUE			
(a) Trading Revenue	374,377	29.7% Down	532,628
(b) Other Revenue	81,316	6.6% Down	87,104
(c) Total Operating Revenue	455,693	26.5% Down	619,732
1.2 OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION	119,091	2.1% Up	116,686
(a) Less taxation on operating result	(32,908)	31.1% Down	(47,772)
1.3 OPERATING *SURPLUS (DEFICIT) AFTER TAX	86,183	25.1% Up	68,914
(a) Extraordinary Items after Tax [detail in Item 3]	2,773	96.6% Down	80,873
(b) Unrealised net change in value of investment properties	-		-
1.4 NET *SURPLUS (DEFICIT) FOR THE PERIOD	88,956	40.6% Down	149,787
(a) Net *Surplus (Deficit) attributable to minority interests	(4,407)	148.7 % Up	(1,772)
1.5 NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	84,549	42.9 % Down	148,015

	*Consolidated Statement of Financial Performance	
2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR FULL YEAR	Current full year $NZ'000	Previous corresponding full year $NZ'000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	-	-
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)	2,773	80,873
(c) Equity earnings (gain/loss) (detail - Item 16)	(178)	-
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	14,754	41,566
(e) Leasing and renting expenses	1,689	1,389
(f) Depreciation	42,909	57,655
(g) Diminuton in the value of assets (other than depreciation)	36,436	60,204
(h) Amortisation of goodwill	416	2,593
(i) Amortisation of other intangible assets	1,381	2,634
(j) Impairment of goodwill	-	-
(k) Impairment of other intangible assets	-	-

2.2 SUPPLEMENTARY ITEMS

	Consolidated Statement of Financial Performance: Current full Year $NZ'000	Previous corresponding full Year $NZ'000
(a) # Interest costs excluded from Item 2.1(d) and capitalised	729	199
(b) # Outlays (other than those arising from the acquisition of an existing	-	-
business) capitalised in intangibles	-	-
(c) Unrecognised differences between the carrying value and market value	-	-
of publicly traded investments		

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP

DETAILS AND COMMENTS	Group - Current Full Year: Operating Revenue $NZ'000	Operating Surplus $NZ'000
Discontinued Activities:	4,858	2,773
(Disclose Operating Revenue and Operating Surplus)		
TOTAL DISCONTINUED ACTIVITIES	4,858	2,773
Material Unusual (including Non Recurring) Items (included in 1.2)	-	-
Description:		
TOTAL MATERIAL NON RECURRING ITEMS	-	-
Extraordinary Items (Ref. Item 1.3(a))		
Description:		
TOTAL EXTRAORDINARY ITEMS	4,858	2,773

4 STATEMENT OF MOVEMENTS IN EQUITY

	Statement of Movements In Equity: Current full year $NZ'000	Previous corresponding full year $NZ'000
4.1 *NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	84,549	148,015
(a) *Net Surplus (Deficit) attributable to minority interest	148	169
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves	5,272	68,730
(b) Current Translation Differences	-	-
(c) Minority interest in other recognised revenue and expenses	-	-
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES		
4.4 OTHER MOVEMENTS	-	-
(a) Contributions by Owners	-	-
(b) Distributions to Owners	(76,382)	(58,117)
(c) Other- Return of Shareholders' Funds	(524,729)	-
4.5 EQUITY AT BEGINNING OF FULL YEAR	827,663	668,866
4.6 EQUITY AT END OF HALF FULL YEAR	316,521	827,663

5 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	Earnings Per Security	
	Current full year $NZ cents	Previous corresponding full year $NZcents
(a) Basic EPS (based on weighted average number of shares)	14.5	19.1
(b) Diluted EPS (if materially different from (a))	-	-

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attache

(a) Name of subsidiary or group of subsidiaries	Elect Data Services Pty Ltd
(b) Percentage of ownership acquired	100%
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$ NIL
(d) Date from which such contribution has been calculated	22 September 2003
	$ NIL

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)

(a) Name of subsidiary or group of subsidiaries	Nil
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$ Nil
(c) Date from which such contribution has been calculated	Nil
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding half year/full year	Nil
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$ Nil

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report:

SEGMENTS

Industry

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Geographical

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

(Note (VIII) attached has particular relevance for the preparation

	Consolidated Statement of Financial Position		
9 CURRENT ASSETS:	At end of current full Year $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last half yearly report $NZ'000
(a) Cash and Short Term Deposits	(5,132)	48,528	-
(b) Trade receivables	51,506	57,214	47,740
(c) Gas Entitlements	33,403	26,523	31,090
(d) Inventories	8,449	8,023	8,490
(e) Other assets, current- Prepaid Taxation	12,536	17,977	17,977
TOTAL CURRENT ASSETS	100,762	158,265	105,297
9.1 NON-CURRENT ASSETS			
(a) Trade receivables	-	-	-
(b) Investments	7,190	2,442	7,535
(c) Gas Entitlements	27,828	62,019	43,636
(d) Property, plant and equipment	880,631	862,807	869,643
(e) Goodwill	5,986	6,151	6,203
(f) Deferred Taxation Assets	-	-	-
(g) Other Intangible Assets	-	-	-
(h) Other assets, non current- Deferred Expenditure	5,920	4,197	5,827
9.2 TOTAL NON-CURRENT ASSETS	927,555	937,616	932,844
9.3 TOTAL ASSETS	1,028,317	1,095,881	1,038,141
9.4 CURRENT LIABILITIES			
(a) Trade Creditors	39,208	41,312	35,582
(b) Income in advance, current	-	-	-
(c) Secured loans	-	-	-
(d) Unsecured loans	248,235	-	220,000
(e) Provisions, current	30,783	24,820	36,471
(f) Other liabilities, current	-	-	30,339
TOTAL CURRENT LIABILITIES	318,226	66,132	322,392
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current	-	-	-
(b) Secured loans	-	-	-
(c) Unsecured loans	200,000	-	200,000
(d) Provisions, non-current	-	-	-
(e) Deferred Taxation Liability, non-current	193,570	201,990	201,953
(f) Other liabilities, non-current- Deferred Income	-	96	
9.6 TOTAL NON-CURRENT LIABILITIES	393,570	202,086	401,953
9.7 TOTAL LIABILITIES	711,796	268,218	724,345
9.8 NET ASSETS	316,521	827,663	313,796
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	436,613	764,087	436,613
(b) Reserves (optional) (i) Revaluation reserve	190,224	184,952	184,952
(ii) Other reserves			
(c) Retained Surplus (accumulated Deficit) (optional)	(320,064)	(130,976)	(316,227)
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	306,773	818,063	305,338
(a) Minority equity interests in subsidiaries	9,748	9,600	8,458
9.11 TOTAL SHAREHOLDERS' EQUITY	316,521	827,663	313,796
(a) Returns on Assets (%) (EBIT divided by Total Assets)	13.48%	21.82%	7.65%
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	26.71%	17.88%	16.17%
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	224.88%	32.41%	230.83%

		Consolidated Statement of cashflows of full year	
		Current full year $NZ'000	Corresponding full year $NZ'000
	(See Note (IX) attached)		
10	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
(a)	Receipts from customers	458,332	670,176
(b)	Interest received	3,463	1,282
(c)	Dividends received	803	414
(d)	Payments to suppliers and employees	(224,718)	(387,321)
(e)	Interest paid	(21,999)	(44,673)
(f)	Income taxes paid	(40,486)	(2,348)
(g)	Other cash flows relating to operating activities	(9,125)	(2,785)
	NET OPERATING FLOWS	166,270	234,745
	(See Note (IX) attached)		
11	**CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a)	Cash proceeds from sale of property, plant and equipment	2,588	701,825
(b)	Cash proceeds from sale of equity investments	-	-
(c)	Loans repaid by other entities	-	-
(d)	Cash paid for purchases of property, plant and equipment	(56,073)	(32,210)
(e)	Interest paid - capitalised	(729)	(199)
(f)	Cash paid for purchases of equity investments/ businesses	(8,368)	-
(g)	Loans to other entities	-	-
(h)	Other cash flows relating to operating activities	-	-
	NET INVESTING CASH FLOWS	(62,582)	669,416
	(See Note (IX) attached)		
12	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a)	Cash proceeds from issue of shares, options, etc.	-	-
(b)	Borrowings	448,235	-
(c)	Repayment of borrowings	-	(787,969)
(d)	Dividends paid	(80,854)	(59,508)
(e)	Other cash flows relating to operating activities- Return of Sharedholders' Funds	(524,729)	-
	NET FINANCING CASH FLOWS	(157,348)	(847,477)
	(See Note (IX) attached)		
13	**NET INCREASE (DECREASE IN CASH HELD)**	(53,660)	56,684
(a)	Cash at beginning of full year	48,528	(8,156)
(b)	Exchange rate adjustments to Item 12.3(a) above	-	-
(c)	**CASH AT END OF FULL YEAR**	(5,132)	48,528

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows: ....

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

....

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:

	Current full Year NZ$'000	Previous Corresponding full year NZ$'000
Cash on hand and at bank	-	1,628
Deposits at call	-	46,900
Bank overdraft	(5,132)	-
Other (provide details eg Term Deposits	-	-
Total = Cash at End of Full Year (Item 13(c) above)	(5,132)	48,528

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES

	Equity Earnings: Current full year $NZ'000	Equity Earnings: Previous corresponding full year $NZ'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX	(265)	-
(b) Less tax	87	-
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX	(178)	-
(i) Extraordinary items	-	-
(d) NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	(178)	-

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of Full Year		Contribution to net *surplus (deficit) (Item 1.5)	
Equity Accounted Associates	Current Full Year	Previous Corresponding Full Year	Current Full Year NZ$'000	Previous Corresponding Full Year NZ$'000
			Equity Accounted in current year	
Energy Intellect Limited	25.05%	-	(178)	-
Other Material Interests			*Not Equity Accounted in current year*	
Wanganui Gas Limited	25.1%	25.1%	-	-
Pacific Energy Limited	25.0%	25.0%	-	-

(b) Investments in Associates

	Current full Year $NZ'000	Previous Corresponding full year $NZ'000
Carrying value of investments in associates beginning of full year	4,875	-
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus	(178)	-
- Reserves	-	
Net goodwill amortisation and impairment adjustments in the period	-	-
Less Dividends received in the period	-	-
Equity carrying value of investments at the end of full year	4,697	-
Amount of goodwill included in carrying value at end of full year	-	-

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES:			
# (Description)			
Issued during current full year			
ORDINARY SHARES:	442,788,722		
Cancelled during the year on 4 December 2003 under a Court approved 'Scheme of Arrangement'	(332,106,868)		
CONVERTIBLE NOTES			
# (Description)			
Issued during current full year			

OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Issued during current full year				

DEBENTURES - Totals only:	$	
UNSECURED NOTES - Totals only:	$	
OTHER SECURITIES	$	$

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current full year
Please refer to our Annual Results/Analyst Report

(b) Significant trends or events since end of current full year
Please refer to our Annual Results/Analyst Report

(c) Changes in accounting policies since last Annual Report to be disclosed
Please refer to our Annual Results/Analyst Report

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer's financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain
Please refer to our Annual Results/Analyst Report

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty
Please refer to our Annual Results/Analyst Report

(f) Other comments
Please refer to our Annual Results/Analyst Report

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share
9.95%

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)
6.67%

20 ANNUAL MEETING (if full year report)

(a) To be held at the Ilott Theatre, Wellington Convention Centre.

(b) Date 28th October 2004 Time 2.30pm

(c) Approximate date of availability of Annual Report 23rd September 2004

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

(signed by) Authorised Officer of Listed Issuer (date)

*Delete as required

Segment Information

	$Thousands Consolidated 2004			
	Infrastructure	Energy Trading	Other / Unallocated	Total
Revenue				
External	183,400	271,136	1,157	455,693
Intersegment	41,726	3,466	(45,192)	-
	225,126	274,602	(44,035)	455,693
Surplus Before Finance Costs and Taxation	84,687	53,269	664	138,620
Total Assets	808,101	200,350	24,998	1,033,449

	$Thousands Consolidated 2003			
	Infrastructure	Energy Trading	Other / Unallocated	Total
Revenue				
External	156,647	462,293	792	619,732
Intersegment	48,352	2,055	(50,407)	-
	204,999	464,348	(49,615)	619,732
Abnormal Items (Also see Note 4)				
Gain on Sale of Electricity Generation Power Stations and Related Assets	-	81,746	-	81,746
	-	81,746	-	81,746
Surplus Before Finance Costs and Taxation	89,510	149,273	342	239,125
Total Assets	813,452	205,888	76,541	1,095,881

The group operates predominantly in the following areas of the energy sector:

a) **Infrastructure** – Ownership and management of gas transmission lines, distribution networks, LPG infrastructure, and electricity and gas meters.
b) **Energy Trading** – Natural gas acquisition and processing, LPG and gas marketing and residual electricity trading businesses.
c) **Other** – includes Corporate activities and investments.

All intersegment sales are on an arm's length basis.

APPENDIX 7 - NZX CONDUCT RULES

TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages) ☐

Full name of Issuer	NGC Holdings Limited
Name of officer authorised to make this notice	Steven Bielby
Authority for event, e.g. Directors' resolution	Directors Resolution
Contact phone number	04-462 8787
Contact fax number	04-462 8629
Date	16 / 08 / 04

Nature of event *Tick as appropriate*

- *Bonus Issue* ☐ *If ticked, state whether:* *Taxable* ☐ */ Non Taxable* ☐
- *Conversion* ☐
- *Interest* ☐
- *Rights Issue Renouncable* ☐
- *Rights Issue non-renouncable* ☐
- Capital change ☐
- Call ☐
- Dividend ☒ If ticked, state whether: Interim ☐ Full Year ☒ Special ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form.*

Description of the class of securities	Ordinary Shares
ISIN	NZNCHE 000159

If unknown, contact NZX

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class.*

Description of the class of securities	
ISIN (*If unknown, contact NZX*)	
Number of Securities to be issued following event	
Minimum Entitlement	
Ratio, e.g ① for ②	for
Conversion, Maturity, Call Payable or Exercise Date (*Enter N/A if not applicable*)	
Treatment of Fractions	
Tick if pari passu ☐ OR *provide an explanation of the ranking*	
Strike price per security for any issue in lieu or date Strike Price available.	

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security	per share: $0.105 ordinary
Currency	NZ Dollars
Total monies	$46,492,816
Source of Payment	Retained Earnings

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	$0.018529
Date Payable	13th September 2004

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	$
Resident Withholding Tax	N/A
Credits (Give details)	$0.051716

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm *For calculation of entitlements - must be the last business day of a week*	3rd September 2004
Application Date *Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.*	13th September 2004
Notice Date *Entitlement letters, call notices, conversion notices mailed*	
Allotment Date *For the issue of new securities. Must be within 5 business days of record date.*	

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:

NZX

Full Year Trading Results

ngc

Phil James
Chief Executive
17 August 2004

- **In a rapidly changing trading environment NGC is performing well and reaping the benefits of its earlier strategic repositioning ...**

  - Net earnings of $84.5 million, up 22% on pcp (pre abnormals)
  - Final dividend of 10.5 cps fully imputed (19.0 cps FY)
  - Operating cash flow of $165.5 million
  - Continuing improvement in total returns to shareholders
  - Strategic repositioning now completed
  - Well placed for growth phase and evaluating opportunities



- While EBITDA and EBIT were affected by asset sales, there was continued strong net earnings growth in the 2004 FY…


EBITDA
EBIT
NPAT
$ millions
300
250
200
150
100
50
0
277.8
157.4
69.1
218.3
138.6
84.5
2003
2004

• 2003 EBITDA , EBIT and NPAT excludes abnormal items

- On a continuing business basis, lower gas sales impact 2004 EBITDA and one-off transmission costs reduce EBIT...



300
250
200
150
100
50
0
EBITDA
EBIT
NPAT
$ millions
242.8
144.9
67.1
214.3
134.6
81.8
2003
2004

• 2003 EBITDA , EBIT and NPAT exclude generation contribution

- Strategic repositioning, completed in 2003, has produced significant EPS growth and substantially higher yields ...



20
15
10
5
0
cents/share
4.5
9.0
14.5
2002
2003
2004
6.5
9.0
19.0
EPS
DPS

• 2003 EPS pre-abnormals. 2004 EPS based on weighted average of 581.2 million shares

- **And the capital structure initiatives, completed in 2003, have significantly improved the return on shareholders' funds ...**


30
25
20
15
10
5
0
2002
2003
2004
9.9%
13.2%
14.1%
5.2%
10.5%
26.7%
RoFE
RoE

- **Excludes abnormal items and based on average funds employed and shareholders funds**

Operating Highlights

- **The gas transportation business is managing through a period of significant change to the NZ gas industry…**

  - Post-Maui market transition
  - Pipelines regulatory review
  - Challenging operating environment
  - Investing in capability
  - Actively pursuing growth



- While volumes were slightly ahead of 2003, gas transportation earnings were affected by one-off costs in 2004 …



140
120
100
80
60
40
20
0
$ millions
2003
2004
114.3
112.0
76.8
70.6
61.3
51.2
Revenue
EBITDA
EBIT

- **The recent decline in transmission volume growth rate reflects the uncertainty of the transition to a post-Maui market …**



Petajoules
120
100
80
60
40
20
0
79.7
89.2
93.3
100.0
90.8
94.7
1999
2000
2001
2002
2003
2004

- The February floods demonstrated NGC's operational capability but also demonstrated some of the sector's unforeseeable risks ...



- **NGC's Kapuni Gas Treatment Plant is well-positioned for indigenous gas processing opportunities in the medium term ...**


Map of Taranaki Fields
New Plymouth
Pohokura
Kaimiro
Surrey-1
LTS Pipeline
Kapuni
Maui
Tui
Tuihu
Kupe

- **NGC's Kapuni Gas Treatment Plant is well-positioned for indigenous gas processing opportunities in the medium term ...**


Map of Taranaki Fields
Pohokura
New Plymouth
Mangahewa
Waitara
Kaimiro
McKee
Tuihu
Ngatoro
Surrey-1
LTS Pipeline
Ngaere
Waihapa
Cheal
Opunake
Kapuni
Tui
Maui
Tane
Rimu
Kauri
Kupe

- **NGC's Kapuni Gas Treatment Plant is well-positioned for indigenous gas processing opportunities in the medium term ...**


Map of Taranaki Fields
New Plymouth
Pohokura
Tui
Maui
Kapuni
Rimu
Kauri
Oaonui
Ngatoro
LTS Pipeline
Tuihu

- **NGC's metering business is poised for significant growth as it implements new technologies in both NZ and Australia ...**

➲ Market leading presence

➲ Investing for growth

➲ Enhancing systems & capability

➲ Developing ANZ PrePay

➲ Evaluating new technologies



- **The metering business grew organically, and by acquisition in 2004 but is yet to fully return the costs of growth and increased capability ...**


$ millions
60
50
40
30
20
10
0
39.9
46.4
30.2
31.5
21.1
21.1
2003
2004
Revenue
EBITDA
EBIT

- **NGC has achieved a substantial value uplift from its gas trading business having systematically addressed the key transition issues …**

➲ Future Maui deliverability

➲ Resolution of Kapuni indemnity

➲ Market transition to new price level

➲ Indigenous gas development

➲ Key future role in industrial market



- **Gas sales volumes were down 18.9% on 2003, due to Maui supply contraints and maturing of Kapuni gas supply contracts ...**



350
300
250
200
150
100
50
0
$ millions
293.4
226.3
2003
2004
117.3
81.3
54.2
44.0
Revenue
EBITDA
EBIT

- **NGC has resolved its outstanding gas contractual issues, secured new supplies, and now holds a diverse portfolio with good duration …**


90% of remaining Maui gas is pre-paid with a cash cost of $0.45/GJ
Petajoules
Other
Maui
Pohokura
Kapuni
70
60
50
40
30
20
10
0
42.3
14.9
33.2
15.7
23.4
17.3
33.8
16.4
16.0
16.3
11.0
16.3
11.0
16.3
2004
2005
2006
2007
2008
2009
2010

- **The LPG business continues to be a growth engine for NGC with strong demand, wider distribution and improving margins ...**

➲ Overall market growth around 8%

➲ Cylinder segment key to growth

➲ Prices rapidly moving to CP

➲ Liquigas contribution doubled

➲ Consolidation opportunities



- NGC's LPG sales volumes were up 13% on 2003 and KGTP liquids production was up 20% …


120
100
80
60
40
20
0
$ millions
86.7
106.8
18.4
23.4
13.1
19.2
2003
2004
Revenue
EBITDA
EBIT

Strategic Initiatives

ngc

- **NGC is a diversified NZ energy company, comprising ...**



Generation
Trading
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Distribution
Retail

- NGC is a diversified NZ energy company, comprising ...

- NZ's only integrated gas transmission and distribution business ...



Generation
Trading
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Distribution
Retail

- NGC is a diversified NZ energy company, comprising …

- NZ's only integrated gas transmission and distribution business …

- Australasia's largest independent energy metering business …



Generation
Trading
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Distribution
Retail

- NGC is a diversified NZ energy company, comprising ...

- NZ's only integrated gas transmission and distribution business ...
- Australasia's largest independent energy metering business ...
- ... and a market-leading gas and LPG trading business.



Generation
Trading
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Transmission
Distribution
Metering
Retail
Production
Processing
Wholesale
Distribution
Retail

- **All NGC businesses operate in attractive markets and are earning their cost of capital ...**



Metering
LPG
Transmission
Distribution
Wholesale Gas
Market Attractiveness
Business Performance

- **In a rapidly changing trading environment NGC is performing well and reaping the benefits of its earlier strategic repositioning ...**

- Successfully repositioned as a key player in the NZ energy sector
- Market leading positions for most of its businesses
- A good balance of regulated and market-based activities
- Stable cash flows and a blend of mature assets
- Strong financial position
- Focused on growth, particularly in energy infrastructure



Questions?

ngc

NGC Holdings Limited and Subsidiaries

Statements of Financial Performance

For the Year Ended 30 June 2004

	$Thousands			
	Consolidated		Parent	
	2004	2003	2004	2003
Revenue	**455,693**	619,732	**444,500**	500
Expenses	**(331,827)**	(503,919)	**(24,591)**	(49,412)
Abnormal Items	**-**	81,746	**-**	-
Surplus/(Deficit) before Taxation	**123,866**	197,559	**419,909**	(48,912)
Income Tax (Expense)/Credit	**(34,910)**	(47,772)	**7,890**	15,932
Surplus/(Deficit) after Taxation	**88,956**	149,787	**427,799**	(32,980)
Minority Interest in Earnings of Subsidiaries	**(4,407)**	(1,772)	**-**	-
Net Surplus/(Deficit) for the Year	**84,549**	148,015	**427,799**	(32,980)
Net Surplus/(Deficit) for the Year Comprises:				
Operating Surplus/(Deficit) from Continuing Activities	**81,776**	67,142	**427,799**	(32,980)
Operating Surplus/(Deficit) from Discontinued Activities	**2,773**	80,873	**-**	-
	84,549	148,015	**427,799**	(32,980)

NGC Holdings Limited and Subsidiaries

Statements of Movements in Equity

For the Year Ended 30 June 2004

	$Thousands			
	Consolidated		Parent	
	2004	2003	2004	2003
Opening Equity as at 1 July	**827,663**	668,866	**252,861**	343,824
Net Surplus/(Deficit) for the Year	**84,549**	148,015	**427,799**	(32,980)
	912,212	816,881	**680,660**	310,844
Return of Shareholders' Funds	**(524,729)**	-	**(524,729)**	-
Movement in Minority Interest	**148**	169	**-**	-
Revaluation of Property, Plant and Equipment	**5,272**	68,730	**-**	-
Retained Earnings of Amalgamated Subsidiary	**-**	-	**-**	134
Dividends				
- Ordinary Dividends	**(76,382)**	(58,117)	**(76,382)**	(58,117)
- Supplementary Dividends	**(4,663)**	-	**(4,663)**	-
Total Dividends	**(81,045)**	(58,117)	**(81,045)**	(58,117)
- Tax Credit on Dividends Paid to Foreign Shareholders	**4,663**	-	**4,663**	-
Closing Equity as at 30 June	**316,521**	827,663	**79,549**	252,861

NGC Holdings Limited and Subsidiaries

Statements of Financial Position

As at 30 June 2004

	$Thousands			
	Consolidated		Parent	
	2004	2003	2004	2003
Non Current Assets				
Property, Plant and Equipment	**880,631**	862,807	**-**	-
Gas Entitlements	**27,828**	62,019	**-**	-
Deferred Expenditure	**5,920**	4,197	**-**	-
	914,379	929,023	**-**	-
Investments	**7,190**	2,442	**849,738**	849,738
Goodwill	**5,986**	6,151	**-**	-
Total Non Current Assets	**927,555**	937,616	**849,738**	849,738
Current Assets				
Cash and Short Term Deposits	**-**	48,528	**-**	46,600
Current Portion of Gas Entitlements	**33,403**	26,523	**-**	-
Accounts Receivable	**51,506**	57,214	**2,298**	-
Inventories	**8,449**	8,023	**-**	-
Prepaid Taxation	**12,536**	17,977	**-**	-
Total Current Assets	**105,894**	158,265	**2,298**	46,600
Total Assets	**1,033,449**	1,095,881	**852,036**	896,338

NGC Holdings Limited and Subsidiaries

Statements of Financial Position

As at 30 June 2004

	$Thousands			
	Consolidated		Parent	
	2004	2003	2004	2003
Equity				
Issued and Paid-up Capital	**436,613**	764,087	**436,613**	764,087
Retained Earnings	**(320,064)**	(130,976)	**(357,064)**	(511,226)
Revaluation Reserve	**190,224**	184,952	**-**	-
Total Shareholders' Funds	**306,773**	818,063	**79,549**	252,861
Minority Interest	**9,748**	9,600	**-**	-
Total Equity	**316,521**	827,663	**79,549**	252,861
Non Current Liabilities				
Borrowings	**200,000**	-	**200,000**	-
Amounts Due to Subsidiaries	**-**	-	**315,303**	637,667
Deferred Income	**-**	96	**-**	-
Deferred Taxation	**193,570**	201,990	**-**	-
Total Non Current Liabilities	**393,570**	202,086	**515,303**	637,667
Current Liabilities				
Bank Overdraft and Short Term Loans	**5,132**	-	**6,062**	-
Current Portion of Borrowings	**248,235**	-	**248,235**	-
Accounts Payable and Provisions	**69,991**	66,132	**2,499**	5,810
Total Current Liabilities	**323,358**	66,132	**256,796**	5,810
Total Liabilities and Equity	**1,033,449**	1,095,881	**852,036**	896,338

NGC Holdings Limited and Subsidiaries

Statements of Cash Flows

For the Year Ended 30 June 2004

	$Thousands			
	Consolidated		Parent	
	2004	2003	2004	2003
Cash Flows from Operating Activities				
Cash was provided from:				
Receipts from Customers	**458,332**	670,176	**-**	-
Interest from Short Term Deposits	**3,463**	1,282	**2,745**	-
Dividends from Other Investments and Subsidiaries	**803**	414	**444,500**	-
	462,598	671,872	**447,245**	-
Cash was applied to:				
Payments to Suppliers and Employees	**(224,718)**	(387,321)	**(4,505)**	-
Payments for Gas Entitlements	**(9,125)**	(2,785)	**-**	-
Income Tax	**(40,486)**	(2,348)	**(4,663)**	-
Interest and Finance Costs Paid	**(22,728)**	(44,872)	**(28,439)**	(43,164)
	(297,057)	(437,326)	**(37,607)**	(43,164)
Net Cash Flows from Operating Activities	**165,541**	234,546	**409,638**	(43,164)
Cash Flows from Investing Activities				
Cash was provided from:				
Proceeds from Sale of Customer Bases and Property, Plant and Equipment	**2,588**	701,825	**-**	-
	2,588	701,825	**-**	-
Cash was applied to:				
Purchase of Businesses/Investments	**(8,368)**	-	**-**	-
Purchase of Property, Plant and Equipment	**(56,073)**	(32,210)	**-**	-
	(64,441)	(32,210)	**-**	-
Net Cash Flows from Investing Activities	**(61,853)**	669,615	**-**	-

NGC Holdings Limited and Subsidiaries

Statements of Cash Flows

For the Year Ended 30 June 2004

	$Thousands			
	Consolidated		Parent	
	2004	2003	2004	2003
Cash Flows from Financing Activities				
Cash was provided from:				
Advance from Subsidiary	-	-	-	901,477
Drawdown of Credit Facilities	**248,235**	-	**248,235**	-
Issue of Fixed Interest Rate Bonds	**200,000**	-	**200,000**	-
	448,235	-	**448,235**	901,477
Cash was applied to:				
Cash from Amalgamated Subsidiary	-	-	-	(14,466)
Advance to Subsidiary	-	-	**(309,424)**	-
Return of Shareholders' Funds	**(524,729)**	-	**(524,729)**	-
Payment of Dividends	**(76,382)**	(58,117)	**(76,382)**	(58,117)
Payment of Dividends to Minority Interests	**(4,472)**	(1,391)	-	-
Repayment of Term Debt	-	(787,969)	-	(739,130)
	(605,583)	(847,477)	**(910,535)**	(811,713)
Net Cash Flows from Financing Activities	**(157,348)**	(847,477)	**(462,300)**	89,764
Net Increase/(Decrease) in Cash Held	**(53,660)**	56,684	**(52,662)**	46,600
Opening Cash Brought Forward	**48,528**	(8,156)	**46,600**	-
Ending Cash Carried Forward	**(5,132)**	48,528	**(6,062)**	46,600

Level 8, The NGC Building
44 The Terrace
Private Bag 39980
Wellington
New Zealand
Phone: 64 4 462 8700
Fax: 64 4 462 8600
Website: www.ngc.co.nz

17 August 2004

NEWS MEDIA RELEASE

NGC Reports $84.5m Annual Profit and Strong Growth Position

NGC Holdings Limited recorded net earnings of $84.5 million for the year ended 30 June 2004, and has declared a final dividend of 10.5 cents per share, fully imputed.

The earnings compare with $148 million in 2003, which included a $78.9 million one-off gain from the sale of electricity generation assets. Excluding the generation sale, and adjusted on the basis of continuing business, earnings increased by 22% from $67.1 million to $81.8 million.

Announcing the result today the Chairman, Greg Martin, said: "This very satisfactory performance demonstrates that NGC is achieving the benefits of its strategic repositioning programme of the last two years.

"NGC has focused very strongly on value creation by exiting non-core activities, improving its market positions and enhancing its capital structure."

The second half of the year brought resolution to a number of historic uncertainties around NGC's gas supply position, including the allocation of remaining Maui gas reserves and resolution of the Kapuni indemnity contract. In addition, NGC had been successful in securing new entitlements to gas from the Pohokura field and from its own gas-gathering initiatives.

"Together, the successful repositioning programme and renewed business certainty have strongly positioned NGC for growth."

NGC is actively pursuing growth opportunities, particularly in the area of electricity and gas infrastructure. As well as reinforcing its gas entitlements portfolio, the Company is progressing implementation of its gas gathering strategy, involving both processing capacity upgrades and the construction of new infrastructure, introducing innovative energy metering technology, strengthening its LPG delivery capabilities in an expanding market and preparing its gas transportation systems for future market requirements.

NGC is also seeking to identify mutually beneficial growth opportunities with other energy infrastructure-focused companies. Discussions are ongoing, and as yet inconclusive.

Mr Martin said the year-on-year results are not directly comparable due to the contribution of the now discontinued electricity generation and mass-market gas retailing activities to the 2003 financial performance.

The divestments are evident primarily in a decline in sales revenues from $619.7 million to $455.7 million, and in trading cash flows, from $283.3 million to $234.4 million.

However, benefits from the application of the asset sales proceeds to debt elimination, and the absence of costs associated with the divested businesses, more than offset the lost margin contribution from them.

NGC was debt-free until 4 December 2003, when it introduced its new capital structure, involving a 3:7 pro rata share cancellation, and an associated $524.7 million capital return to shareholders. NGC also completed a $200 million bond issue during the year.

Finance costs for the year consequently totalled only $14.8 million, compared with $41.6 million in 2003. At year-end, debt totalled $453.3 million, comprising the $200 million fixed-interest bonds and $253.3 million of bank facility borrowings.

As a result of the share cancellation, equity funds at 30 June 2004 amounted to $316.5 million, compared with $827.7 million a year previously. Mr Martin described the resulting gearing level of 58.8% as "comfortable."

Referring to the dividend payment, Mr Martin said: "As reported at the half-year, NGC has utilised its prior-year tax losses and has recovered its ability to apply imputation credits to dividend payments. The final dividend of 10.5 cents per share brings the total dividend payment for the year to 19 cents per share, fully imputed. This compares with an unimputed total dividend in the 2002/03 financial year of 9 cents per share."

The final dividend will be paid on 13 September 2004 to shareholders who are registered on 3 September 2004.

The Chief Executive, Phil James, said NGC maintained strong cash generation from its continuing businesses. Although the gas market was tight, gas transportation volumes were higher, the New Zealand LPG market grew by 8% and the Metering business generated higher sales from its growth initiatives in 2003/04.

Total natural gas sales by NGC declined by approximately 19% to 58.9PJ, due to significant reductions in sales for electricity generation, as a result of reduced Maui gas supply in the wake of the reserves redetermination, and for petrochemical production, due primarily to the maturing of contracts to supply Kapuni gas to Methanex. Maui gas supply constraints also dampened sales by NGC to industrial customers.

In line with general LPG market growth, LPG produced and sold by NGC through its Kapuni gas treatment plant and On gas retail business increased by 16% to 80,756 tonnes. Wholesale and domestic tolling volumes by NGC's 60.25%-owned subsidiary, Liquigas, increased by 15% to 95,325 tonnes.

In addition to expanding its electricity meter asset base with meter purchases from TrustPower and Transpower subsidiary, d-Cypha, during the year, and investing in data management services in New Zealand and Australia, NGC's Metering business completed a successful trial of innovative prepayment metering technology, and is proposing an initial rollout of 10,000 of these units by March next year.

Mr James said NGC continues to search internationally to identify and assess new products for its energy metering customers, and is currently preparing to trial an advanced intelligent networked system designed specifically for the needs of deregulated, competitive electricity markets.

NGC incurred unexpected costs of more than $2.6 million to repair its flood-damaged gas transmission pipeline over the Pohangina River in February this year. However, Mr James said the incident confirmed NGC's emergency response capabilities and its ability to overcome major engineering challenges to restore disrupted supplies.

The Gas Transmission business had also been fully engaged with industry participants in progressing the redevelopment of the transmission pipeline open access regime to cater for less flexible gas supply arrangements post-Maui, the opening of the Maui pipeline for third party access, Government policy expectations and the evolving needs of market participants

Mr James concluded: "The year saw numerous operational and commercial achievements by NGC. We look to the future with confidence as we continue to build on our past efforts to capture value from our businesses, and to further develop our business platform and capabilities."

Contact:

Keith FitzPatrick
Manager External Relations
NGC Holdings Limited

Phone: 04 – 462 8704
Mobile: 027 – 443 8349